

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-mail
Roger C. Matthews, Jr.
Executive Vice President & Chief Financial Officer
Panera Bread Company
3630 South Geyer Road, Suite 100
St Louis, MO 63127

Re: Panera Bread Company
Form 10-K for Fiscal Year Ended December 25, 2012
Filed on February 15, 2013
Form 10-Q for Quarter Ended September 24, 2013
Filed on October 23, 2013
File No. 000-19253

Dear Mr. Matthews:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief